Exhibit 99.1

ELBIT IMAGING ANNOUNCES NEW DATA FROM GAMIDA CELL’S NAM-NK AND
NICORD® PROGRAMS AT 2019 TCT ANNUAL MEETING

Tel Aviv, Israel, February 21, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated January 28, 2019, that on February 20, 2019, Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company, has presented new data from its NAM-NK study, which are natural killer cells that have been expanded using Gamida’s propriety nicotinamide-based, and from its NiCord® study. The data was presented at the 2019 Transplantation & Cellular Therapy (TCT) Meeting of American Society for Blood and Marrow Transplantation (ASBMT) and Center for International Blood and Marrow Transplant Research (CIBMTR) taking place in Houston, Texas.

1.	Results indicating clinical response with multiple complete responses in patients that were heavily pre-treated and had advanced disease treated with NAM-expanded Natural Killer cells. The safety and activity of NAM-NK is currently being evaluated in a Phase 1 dose-escalation study. Patients received rituximab (NHL patients) or elotuzumab (MM patients) prior to and after NAM-NK infusion, included six patients with NHL and eight patients with MM. All 14 patients were evaluable for safety, and 12 of 14 patients were evaluable for activity (all six NHL patients and six of eight MM patients). Among the six NHL patients, three patients achieved a complete response, one patient achieved a partial response, and two patients experienced progressive disease. Among the six MM patients evaluable for activity, one patient achieved a complete response, two patients experienced stable disease, and three patients experienced progressive disease. Activity was observed at all three dose levels evaluated. NAM-NK was generally well tolerated.

Gamida Cell is planning to initiate a multi-center, Phase 1/2 clinical study of NAM-NK in 2020.

2.	The safety and activity of NiCord in patients with severe aplastic anemia is being evaluated in an ongoing Phase 1/2 study, included data from three severe aplastic anemia patients with severe neutropenia who failed immunosuppressive therapy.

All three patients enrolled in the first cohort were successfully treated with reduced intensity conditioning regimens and underwent a bone marrow transplant consisting of NiCord plus a haploidentical stem cell graft. Engraftment occurred rapidly, with a median neutrophil recovery of 6 days (range: 6-7 days), which was sustained at day 100, and was superior to that observed in a retrospective cohort of 16 patients who received a single unexpanded umbilical cord blood transplant and haploidentical cells using the same conditioning regimen (P = 0.006). At median follow-up of 11 months (range 4-18 months), all three patients who received NiCord were alive and GvHD-free. Gamida Cell mentioned that this data support potential of NiCord to treat non-malignant bone marrow failure disorders.

Elbit holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 11% of Gamida’s outstanding share capital (approximately 8% on a fully diluted basis).

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the initiation and timing of a Phase 1/2 study of NAM-NK and expansion of the Phase 1/2 study of NiCord for the treatment of severe aplastic anemia, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope and progress of Gamida Cell’s studies. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of Gamida Cell’s Registration Statement on Form F-1 filed with the SEC on September 28, 2018, and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Gamida Cell as of the date of this release.

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com